FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                Report of Foreign Private Issuer Pursuant to Rule
            13a-16 or 15d-16 of the Securities Exchange Act of 1934

                         For the month of December 2001

                           GEMPLUS INTERNATIONAL S.A.
             (Exact name of registrant as specified in its charter)

                           Gemplus International S.A.
                  (Translation of registrant's name in English)

                                 Aerogolf Center
                                   1 Hohenhof
                              L-2633 Senningerberg
                            Grand Duchy of Luxembourg
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F  X    Form 40-F
                                    ---             ---

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                Yes        No  X
                                    ---       ---

                                                                   PRESS RELEASE
                                                                   -------------

Gemplus estimates that management restructuring will cost approximately 25 million euros in 2001

Luxembourg, December 26, 2001. Gemplus International S.A. has made a preliminary estimate of the costs that it will incur in connection with the changes in its management decided at its Board meeting of December 19, 2001. At that board meeting, Gemplus accepted the resignation of Antonio Perez as President and CEO of Gemplus International SA, and the cessation of Marc Lassus as Chairman of its Board of Directors.

In connection with his resignation, Mr. Perez has agreed to return to an indirect subsidiary of Gemplus the remaining 12 million Gemplus shares that he received when he was recruited. It is the company's intent to cancel these shares. Mr. Perez had previously returned approximately 18 million shares to partially reimburse four loans that were made to him by the indirect subsidiary. The value of the 12 million shares is not expected to be sufficient to reimburse the remainder of the loans in full. The unreimbursed portion of the loans will be cancelled, resulting in a charge to the consolidated earnings of Gemplus. The amount of that charge is estimated based upon the Euronext Paris S.A. First Market closing price of Gemplus shares on December 19, 2001. Mr. Perez is also entitled to a tax reimbursement on the portion of the loan that has been forgiven. In addition, Mr. Perez will receive a 1 million U.S. dollar severance payment. Based on the December 19, 2001 share price of 2.86 euros, the total charges associated with Mr. Perez would be approximately 12 million euros.

In accordance with an agreement signed with Mr. Lassus in 2000, the replacement of Mr. Lassus as Chairman of the Board requires Gemplus to make a payment to Mr. Lassus in the amount of 12 million U.S. dollars. That payment will also result in a charge to the consolidated earnings of Gemplus.

Gemplus estimates that approximately 25 million euros of total charges resulting from these transactions will be recorded in the fourth quarter of 2001.

Some of the statements contained in this release constitute forward-looking statements within the meaning of Section 27a of the Securities Act of 1933 and
Section 21e of the Securities Exchange Act of 1934. The statements relate to the future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to materially differ from any future results, levels of activities, performance, or achievements expressed or implied by such forward-looking statements. Actual events or results may differ materially. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this release include, but are not limited to: trends in wireless communication and financial services markets and trends in the growth of mobile commerce, mobile banking and internet business; our ability to develop and market new chip card technologies to meet market demands and the effects of the adoption of competing technologies in our target markets, particularly in the telecommunications industry and expected intense competition generally in our main markets; profitability of our market expansion strategy; challenges to or loss of our intellectual property rights regarding chip card technologies; our ability to establish and maintain strategic relationships in our major businesses (i.e. with wireless network operators, financial service providers, internet business infrastructure providers and security technology developers); our ability to develop and take advantage of new software and services; the effect of future acquisitions and investments on our share price; the effect of industry wide chip shortages; defects in our products or errors in our services and our ability to attract and maintain qualified executives and personnel, particularly in our research and development division. You are cautioned not to place undue reliance on the forward-looking statements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such forward-looking statements. The forward-looking statements contained in this release speak only as of this release. We are under no duty to update any of the forward-looking statements after this date to conform such statements to actual results or to reflect the occurrence of anticipated results.

About Gemplus
GEMPLUS: the world's number one provider of solutions empowered by Smart Cards. Gemplus helps its clients offer an exceptional range of portable, personalized solutions that bring security and convenience to people's lives. These include mobile Internet access, inter-operable banking facilities, e-commerce, and a wealth of other applications. Gemplus is the only completely dedicated, truly global player in the Smart Card industry, with the largest R&D team, unrivalled experience, and an outstanding track record of technological innovation.

Gemplus trades its shares on Euronext (Sicovam 5768) Paris S.A. First Market and on the Nasdaq (GEMP) Stock Market. Its revenue in 2000 was 1.205 Billion Euros. It employs 6 800 people in 37 countries throughout the world.

Gemplus: Your Passport to the Digital Age www.gemplus.com

o (c)2001 Gemplus S.A. All rights reserved. Gemplus, the Gemplus logo, GemXpresso, and Your Passport to the Digital Age are trademarks and service marks of Gemplus S.A. and are registered in certain countries. All other trademarks and service marks, whether registered or not in specific countries, are the property of their respective owners.


Contact:

     Press
     Edelman PR Worldwide
     Stephen Benzikie, +44 20 7344 1325
     Stephen.Benzikie@edelman.com

     Investor Relations
     Gemplus
     Michael Look, +1 650 654 2940
     michael.look@gemplus.com
     or
     Fineo
     Anne Guimard, +33 1 45 72 20 96
     guimard@fineo.com

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        GEMPLUS INternational S.A.

Date:  December 27, 2001

                                        By: /s/ Stephen Juge
                                            ----------------------------------
                                            Name: Stephen Juge
                                            Title: Executive Vice President and
                                                   General Counsel